                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                 WHISTLER, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



        DELAWARE                                              52-2209378
        --------                                              ----------
(STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)



12740 Vigilante Road, Lakeside, CA                          92040
----------------------------------                          -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)



(619) 692-2176
--------------
(ISSUER'S TELEPHONE NUMBER)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

               TITLE OF EACH CLASS NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED EACH CLASS IS TO BE REGISTERED


--------------------------------            -----------------------------------

--------------------------------            -----------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                                (TITLE OF CLASS)

                                     PART 1
                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


BUSINESS DEVELOPMENT

ORGANIZATION

Whistler, Inc. was incorporated in Delaware on May 31, 1994 for the purpose of developing and marketing a grease and food waste recycling process designed to increase the output and value of recoverable products for the grease and food waste recycling-processing ("reprocessing") industry. In August 1999, Management completed development and testing of its grease and food waste reprocessing system. From November 1997 through January 1998, the Company received its initial funding through the sale of common stock to investors. From inception until December 1999, the Company had no material operating activities. In February 2000 Management decided to seek additional capital in order to advance the Company's business plan.


BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.


REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


BUSINESS OF THE COMPANY

PRINCIPAL SERVICES AND MARKETS

The Company intends to become a major supplier of its proprietary grease and food waste reprocessing system to the food by-products and grease reprocessing industry in the United States. The Company's target market includes 1,252 U.S. reprocessing companies. (infoUSA SIC codes - March 2000) The Company's grease and food waste recycling process is a unique reprocessing system and a trade secret design for grease and food waste treatment, sterilization, and component separation that is designed to increase usable liquid yellow grease retrieval, increase usable solid brown grease retrieval for conversion into commercial grade oil products, and salvage ninety percent of food waste for commercial recycling by the grease and food by-products reprocessing industry. National average wholesale selling prices for reprocessed liquid grease are $.08 to $.15 per pound, with mean average prices at $.11 per pound (ams.usda.gov/mnreports - March 2000). National average wholesale selling prices for reprocessed solid grease average $.05 per pound, and for reprocessed food waste, $.25 per pound. In the United States, approximately 2.5 billion pounds of grease and 43 billion pounds of animal by-products are recycled by reprocessors each year. The United States Department of Agriculture, and state agriculture and health departments set standards for the reprocessing industry. All grease and animal by-products must be recycled, as federal and state laws prohibit disposal of these items in landfills or waste water treatment facilities. Reprocessors recycle grease and animal by-products into a variety of products including oils and grease for chemical and plastic industrial use, pet food, fertilizers, soap, candles, and animal feed. (cbpresources.com - April 2000). In addition to the United States market, Management is aware of, and has participated in the product sales of California reprocessed oils and grease to Mexico and Japan. It is the intention of the Company to also supply a highly refined oil from its reprocessing system to the emerging biodiesel fuel market. This engine fuel market is supported by the Energy Policy Act of 1992 and amendments in 1998 that allow federal and state government fleet users to use biodiesel fuel in order to meet alternative fuel vehicle use requirements. (dieselnet.com - April 2000, nopec.com - April
2000)

Danny Stonesifer and James Whitley developed the grease and food waste reprocessing system from 1994 through August 1997. On August 15, 1994, Mr. Stonesifer accepted the positions of President and Secretary of the Company, and Mr. Whitley accepted the position of Treasurer. On August 25, 1997, the Company signed an exclusive license agreement with Mr. Stonesifer and Mr. Whitley for use of their grease and food waste reprocessing system in exchange for 88,000 restricted shares of the Company's common stock. The number of shares issued was based upon an estimate of the total costs incurred by Mr. Stonesifer and Mr. Whitley for product development and testing.

Based upon Management's experience in the grease and food waste recycling industry, the Company's grease and food waste recycling system will offer grease and food waste reprocessers the following advantages:

        Through Management's experience in the reprocessing industry, this will be the first commercially available grease and food waste reprocessing system for sale to the grease and food waste reprocessing industry. The current grease and food waste recycling systems currently in use by reprocessors are self-constructed systems.

        The target price of the Company's proprietary new grease and food waste reprocessing system is estimated by Management to be between $1,500,000 and $2,000,000, which is equal to the cost of a self-constructed reprocessing system.

        The Company's grease and food waste recycling system is designed to approximately double usable liquid grease output, quadruple usable solid grease output, and recover 90% of food waste recycling products.

        The Company's grease and food waste reprocessing system consists of a proprietary trade secret design for treatment, sterilization, and component separation that allows a more refined recycled product suitable for additional markets approved by the USDA.

        One of the new products from the Company's grease and food waste reprocessing system is a highly refined oil from fat and grease suitable for lower cost transesterification (chemical processing) used by biodiesel fuel suppliers such as Ag Environmental Products, Biodiesel Development Corporation, and Griffin Industries.

The Company has a current business plan which proposes to utilize its founders' backgrounds to develop its business from the current design stage into a marketable grease and food waste recycling system.

The business plan requires the Company during the first two quarters to raise capital of $10,000,000 through the sale of common stock in a private placement. During the fourth quarter, after raising capital, the Company intends to utilize subcontract manufacturers in California to begin production of its proprietary grease and food waste recycling system for sale in California. The Company intends to expend $2,500,000 for subcontractor production of its proprietary grease and food waste recycling system, $100,000 for a marketing manager, $90,000 for two salesmen, $30,000 for two office clerical employees, $20,000 for set-up and maintenance of the Company's web site, $500,000 for advertising, $50,000 for purchase of computers and fixed assets, and $75,000 for rent and other operating expenses.


DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

For the first two years of its business plan, the Company will promote its reprocessing system through direct mailings and in-house sales representatives to all major grease and food waste recycling companies in the United States. In addition, the Company will advertise monthly in reprocesser trade journals throughout the United States. The Company intends to offer information on its product to prospective grease and food waste reprocessors on its web site, "greaserecycle.com" which will feature product information and benefits to users.

Based upon Management's experience in the grease and food waste recycling business, the Company will sell its complete grease and food waste reprocessing system in a range of approximately $1,500,000 to $2,000,000 depending upon plant size . This compares to the cost of self-constructed grease and food waste reprocessing systems.


PLANNED NEW PRODUCT OR SERVICE

The Company has no new product or service planned or announced to the public.


COMPETITION AND COMPETITIVE POSITION

Management has determined, through information provided by the National Renderers Association, that the size and financial strength of current grease and food waste recycling reprocessors such as Darling International, Inc., National By-Products, Inc., and CBP Resources, Inc. are substantially greater than those of the Company. However, Management intends to sell its proprietary grease and food waste recycling equipment to these reprocessors and charge annual license fees for its trade secret processing system. Exact license fees have not yet been determined, but the Company is considering a range of approximately .3 to .5 percent of user gross sales as a base. Management is aware that there are currently no commercial manufacturers of grease and food waste recycling systems and no food waste reprocessors currently offer a grease and food waste processing system for sale. The current grease and food waste recycling systems in use by these reprocessors are self-constructed and do not incorporate the Company's trade secret features designed to increase the volume and variety of usable recoverable products. The Company's competitors have longer operating histories, larger customer bases, and greater brand recognition than the Company. Management is not aware of any significant barriers to the Company's entry into the grease and food waste recycling systems manufacturing market, however, the Company at this time has no market share of this market.


SUPPLIERS AND SOURCES OF RAW MATERIALS

Management will rely on their combined experience and knowledge in the grease and food waste recycling business to arrange for the manufacture of its trade secret grease and food waste recycling system. The Company will utilize existing metal component fabricators to produce and assemble its grease and food waste recycling systems product. While the Company has no current contracts with metal component fabricators, Management is aware of fabricators such as Pacific Coast Welding, Inc., CVB Plumbing Fabrication, Inc. , and Altemp Alloys, Inc. Management is aware that general manufacturing costs for its grease and food waste recycling system product currently average approximately fifty percent of its projected selling price. The Company will enter into agreements with metal component fabricators per its business plan after raising capital during the first six months of its plan.


DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company will not depend on any one or a few major customers. The Company's target market for the first two years of its business plan will be the grease and food waste recycling companies in the United States. This market is served by one thousand two hundred fifty two companies, located throughout the United States.


PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, LABOR
CONTRACTS

The Company has setup its first web page "greaserecycle.com", and will expand its web site in the fourth quarter of 2000. The Company has no current plans for any additional registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts at this time. The Company will assess the need for any additional copyright, trademark or patent applications on an ongoing basis. The Company's grease and food waste recycling system consists of a proprietary design that will, compared to existing self-constructed systems, double usable liquid grease output, quadruple usable solid grease output, and recover 90% of food waste recyclables. The design is an integral part of the recycling system. The recycling design is an important intellectual property of the company and is protected by trade secret laws.

On August 25, 1997, the Company signed an exclusive license agreement with its two officers for use of their trade secret grease and food waste recycling design in exchange for 44,000 restricted shares each of the Company's common stock. The Company issued a total of 88,000 shares of its common stock in exchange for a ten year exclusive right to development, manufacturing, marketing, sale, sublicensing, and any and all usages of the grease and food waste recycling design in the United States and throughout the world. After ten years the license is subject to automatic renewal each year thereafter, subject to written notification, sixty days in advance to the renewal, by both parties of the license agreement.

REQUIREMENTS FOR GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not required to apply for or have any government approval for its products or services.


EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

The Company's business is subject to material regulation by the United States Department of Agriculture. The Company will be required to meet all federal and state governmental agriculture and health codes and standards applicable to the grease and food waste reprocessing industry. Management personnel are familiar with United States and individual states' food and agriculture rules, codes, and licensing requirements.


RESEARCH AND DEVELOPMENT FUNDING DURING THE LAST TWO YEARS

The Company has not expended funds for research and development costs since inception.


COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Environmental regulations have had no materially adverse effect on the Company's operations to date, but no assurance can be given that environmental regulations will not, in the future, result in a curtailment of service or otherwise have a materially adverse effect on the Company's business, financial condition or results of operation. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent that laws are enacted or other governmental action is taken that imposes environmental protection requirements that result in increased costs, the business and prospects of the Company could be adversely affected.

The Company's business plan allows for maintaining insurance coverage against certain environmental liabilities, but there can be no assurance that such insurance will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in the event of a catastrophic occurrence.


NUMBER OF EMPLOYEES

The Company's only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company raises capital per its business plan. The Company intends to hire five new full time employees during the first twelve months of its business plan.

REPORTS TO SECURITY HOLDERS

The Company's bylaws do not require the Company to deliver an annual report to its shareholders and the Company has not in the past provided an annual report to its shareholders. The Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. The Company anticipates it will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts its original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


RISKS

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

The Company's long-term viability is substantially dependent upon the widespread acceptance of its trade secret design for grease and food waste treatment, sterilization, and component separation that is designed to increase usable liquid yellow grease retrieval, increase usable solid brown grease retrieval for conversion into commercial grade oil products, and salvage ninety percent of food waste for commercial recycling by the grease and food by-products reprocessing industry. There is no historic evidence that this type of new product will be accepted by the Company's intended market, the grease and food by-products reprocessing industry. The potential lack of acceptance by purchasers of the Company's grease and food waste reprocessing system could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of additional office staff and marketing personnel in the next year.
Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's current Management or other key employees or the inability to attract and retain the necessary technical, and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The current officers, Mr. Stonesifer and Mr. Whitley, are the sole officers and directors of the company and have control in directing the activities of the company. Both officers are involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, the officers and directors of the company may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to the Company after the Company raises capital of $10,000,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks associated with the Company's planned business. These risks include a lack of a proven market for the Company's grease and food by-products reprocessing system, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of another product or technology, or a merger or acquisition of another business entity that has revenue and/or long-term growth potential. However, there are no pending or anticipated arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.


YEAR 2000 DISCLOSURE

For several years, users of computers in business applications were concerned that time-sensitive software might cause their computer systems to recognize a date using "00" as the year 1900 rather than the year 2000. This date error problem was expected to cause computer system errors adversely affecting normal business activities in the first weeks of 2000.

The Company's business plan directs the purchase of computer equipment and software during the second half of 2000. The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has experienced no Year 2000 related systems problems as of the date of this filing. Management has discussed Year 2000 computer systems issues with proposed goods and services suppliers for the Company's business plan and they have confirmed their computer related systems are already Year 2000 compatible.

Management's sole Year 2000 compliance plan is to purchase computer systems and software which are already Year 2000 compatible. Other than the aforementioned plan, Management has no current or contemplated Year 2000 contingency plans related to Year 2000 compliance problems.

                                     ITEM 2
                                PLAN OF OPERATION

The Company's current cash balance is $8,400.00. Management believes the current cash balance is sufficient to fund the current minimum level of operations through the third quarter of 2000, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $8,400.00 in equity securities. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

Management has made initial progress in implementing its business plan by obtaining an exclusive licence for the use of the grease and food by-products reprocessing system proprietary design, registering its Internet domain name on the Internet, and opening its own web page on the Internet. The Company will only be able to continue to advance its business plan after it receives capital funding through the sale of equity securities. After raising capital, Management intends to hire employees, rent commercial space in Lakeside, California, and begin production and marketing of its trade secret grease and food waste reprocessing product. The Company intends to use its equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated time for subcontractors to manufacture its trade secret grease and food waste reprocessing product, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $50,000 in furniture, computers, and software during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of five employees during the next twelve months.


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 12740 Vigilante Road, Lakeside, CA 92040. The principal executive office and telephone number are provided by an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital of $10,000,000 and then begins hiring new employees per its business plan.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - March 31, 2000:


Title Of       Name &                       Amount &             Percent
Class          Address                      Nature of owner      Owned

Common         Daniel Stonesifer            2,295,000 (a)        26%
               12740 Vigilante Road
               Lakeside, CA 92040

Common         James Whitley                2,295,000 (a)        26%
               12740 Vigilante Road
               Lakeside, CA 92040

Total Shares Owned by Officers & Directors
As a Group
                                            4,590,000            52%



(a) Mr. Stonesifer received 1,000 shares of the Company's common stock for services related to the start-up of the corporation. He received 44,000 shares of the Company's common stock on August 25, 1997 for a license agreement related to the Company's business plan. 2,250,000 shares of the Company's common stock were issued to him per a 51 for 1 stock split on February 1, 2000.

(b) Mr. Whitley received 1,000 shares of the Company's common stock for services related to the start-up of the corporation. He received 44,000 shares of the Company's common stock on August 25, 1997 for a license agreement related to the Company's business plan. 2,250,000 shares of the Company's common stock were issued to him per a 51 for 1 stock split on February 1, 2000.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 3/31/01, or at such a time as their successors shall be elected and qualified are as follows:


Name & Address               Age    Position       Date First Elected   Term Expires

Daniel Stonesifer            41     President,     8/15/94              3/31/01
12740 Vigilante Road                Secretary
Lakeside, CA 92040                  Director

James Whitley                49     Treasurer,     8/15/94              3/31/01
12740 Vigilante Road                Director
Lakeside, CA 92040

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


RESUMES

Daniel Stonesifer, President, Secretary & Director

1995 - Current  President, Treasurer, Atlas Portable Services, Inc., Lakeside,
                California. Responsible for operations, personnel management and planning for a major Southern California recycling company specializing in waste collection and transportation, and grease and food waste reprocessing. The Company holds an exclusive San Diego
                County collection and rendering plant license.


James Whitley, Treasurer & Director

1995 - Current  Secretary, Atlas Portable Services, Inc., Lakeside, California.
                Responsible for reprocessing systems research, design, fabrication, and maintenance for a major Southern California recycling company specializing in waste collection and transportation, and grease and food waste reprocessing. The Company holds an exclusive San Diego County collection and rendering plant license.



                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           Summary Compensation Table

                                            Other
Name &         Year       Salary  Bonus     annual       Restricted    Options     LTIP          All other
principle                  ($)    ($)       compen-         stock        SARs      Payouts        compen-
position                                   sation ($)     awards ($)     ($)       sation ($)    sation ($)
-----------------------------------------------------------------------------------------------------------
D Stonesifer   1997        -0-    -0-          -0-          -0-           -0-        -0-           -0-
President      1998        -0-    -0-          -0-          4,400         -0-        -0-           -0-
               1999        -0-    -0-          -0-          -0-           -0-        -0-           -0-

J Whitley      1997        -0-    -0-          -0-          -0-           -0-        -0-           -0-
Treasurer      1998        -0-    -0-          -0-          4,400         -0-        -0-           -0-
               1999        -0-    -0-          -0-          -0-           -0-        -0-           -0-

There are no current employment agreements between the Company and its executive officers.

The Board agreed to pay Mr. Stonesifer 1,000 shares of common stock for services related to the start-up of the corporation in August 1994. 44,000 shares of common stock were issue to him for an exclusive license agreement on August 25, 1997. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On February 1, 2000, 2,250,000 shares of the Company's common stock were issued to him per a 51 for 1 stock split.

The Board agreed to pay Mr. Whitley 1,000 shares of common stock for services related to the start-up of the corporation in August 1994. 44,000 shares of common stock were issue to him for an exclusive license agreement on August 25, 1997. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On February 1, 2000, 2,250,000 shares of the Company's common stock were issued to him per a 51 for 1 stock split.

The terms of these stock issuances were as fair to the Company, in the Board's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $20,000 at each month end. When positive cash flow reaches $20,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Stonesifer, an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor.
In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.



                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of March 31, 2000, the Company had 66 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.


                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

The Board agreed to pay Mr. Stonesifer 1,000 shares of common stock for services related to the start-up of the corporation in August 1994. 44,000 shares of common stock were issue to him for an exclusive license agreement on August 25, 1997. The Board agreed to pay Mr. Whitley 1,000 shares of common stock for services related to the start-up of the corporation in August 1994. 44,000 shares of common stock were issue to him for an exclusive license agreement on August 25, 1997, for a total of 90,000 Rule 144 shares. The Company relied upon
Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately December 1, 1997 until January 31, 1998, the Company offered and sold 84,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933 , all sales of an issuers' securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On February 1, 2000, the Board of Directors authorized a forward stock split of 51 for 1 resulting in a total of 8,872,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses. As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended March 31, 2000 and 1999, and related notes which are included in this offering have been examined by Barry Friedman, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                 WHISTLER, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                 MARCH 31, 2000
                                 MARCH 31, 1999
                                 MARCH 31, 1998

                                TABLE OF CONTENTS



                                                                                                 PAGE #

         INDEPENDENT AUDITORS REPORT                                                                F-1
         ----------------------------------------------------------------------------------------------


         ASSETS                                                                                     F-2
         ----------------------------------------------------------------------------------------------


         LIABILITIES AND STOCKHOLDERS' EQUITY                                                       F-3
         ----------------------------------------------------------------------------------------------


         STATEMENT OF OPERATIONS                                                                    F-4
         ----------------------------------------------------------------------------------------------


         STATEMENT OF STOCKHOLDERS' EQUITY                                                          F-5
         ----------------------------------------------------------------------------------------------


         STATEMENT OF CASH FLOWS                                                                    F-6
         ----------------------------------------------------------------------------------------------


         NOTES TO FINANCIAL STATEMENTS                                                          F-7-11
         ---------------------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT


Board of Directors                                                 April 5, 2000
Whistler, Inc.
Lakeside, California

         I have audited the accompanying Balance Sheets of Whistler, Inc. (A Development Stage Company), as of March 31, 2000, March 31, 1999, and March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the three years ended March 31, 2000, March 31, 1999, and March 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whistler, Inc. (A Development Stage Company), as of March 31, 2000, March 31, 1999, and March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the three years ended March 31, 2000, March 31, 1999, and March 31, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


---------------------------
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV  89123
(702) 361-8414
                                       F-1

                                 WHISTLER, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                                 MARCH          MARCH          MARCH
                               31, 2000        31, 1999       31, 1998
                               ---------      ---------      ---------
CURRENT ASSETS

     CASH                      $   8,400      $   8,400      $   8,400
                               ---------      ---------      ---------

     TOTAL CURRENT ASSETS      $   8,400      $   8,400      $   8,400
                               ---------      ---------      ---------


OTHER ASSETS                   $       0      $       0      $       0
                               ---------      ---------      ---------

     TOTAL OTHER ASSETS        $       0      $       0      $       0
                               ---------      ---------      ---------


TOTAL ASSETS                   $   8,400       $8,40 0       $   8,400
                               ---------      ---------      ---------


The accompanying notes are an integral part of these financial statements

                                 WHISTLER, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                     MARCH            MARCH            MARCH
                                                                    31, 2000          31, 1999        31, 1998
                                                                   -----------      -----------      -----------
CURRENT LIABILITIES                                                $         0      $         0      $         0
                                                                   -----------      -----------      -----------

     TOTAL CURRENT LIABILITIES                                     $         0      $         0      $         0
                                                                   -----------      -----------      -----------

STOCKHOLDERS' EQUITY (Note #4)

     Common stock
     Par value $0.00001
     Authorized 20,000,000 shares
     Issued and outstanding at

     March 31, 1998 -
     174,000 shares                                                                                  $         2

     March 31, 1999 -
     174,000 shares
                                                                                    $         2
     Common stock
     Par value $0.001
     Authorized 20,000,000 shares
     Issued and outstanding at

     March 31, 2000 -
     8,874,000 shares                                              $     8,874

     Additional Paid-In Capital                                         +8,526          +17,398          +17,398

     Deficit accumulated during
     Development stage                                                  -9,000           -9,000           -9,000
                                                                   -----------      -----------      -----------

TOTAL STOCKHOLDERS' EQUITY                                         $     8,400      $     8,400      $     8,400
                                                                   -----------      -----------      -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                               $     8,400      $     8,400      $     8,400
                                                                   -----------      -----------      -----------



    The accompanying notes are an integral part of these financial statements

                                 WHISTLER, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS



                                Year            Year           Year          May 31,1994
                                Ended          Ended           Ended         (Inception)
                               Mar. 31,        Mar. 31,       Mar. 31,        to Mar. 31,
                                2000            1999            1998             2000
                             ----------      ----------      ----------      -----------
INCOME
Revenue                      $        0      $        0      $        0      $         0
                             ----------      ----------      ----------      -----------


EXPENSES

General, Selling and
Administrative               $        0      $        0      $   -8,800      $     9,000
                             ----------      ----------      ----------      -----------


         TOTAL EXPENSES      $        0      $        0      $   -8,800      $     9,000
                             ----------      ----------      ----------      -----------


NET PROFIT/LOSS (-)          $        0      $        0      $   -8,800      $    -9,000
                             ----------      ----------      ----------      -----------



Net Profit/Loss(-)
per weighted share
(Note #1)                    $      NIL      $      NIL      $    -.001      $     -.001
                             ----------      ----------      ----------      -----------

Weighted average
Number of common
shares outstanding            8,874,000       8,874,000       8,874,000        8,874,000
                             ----------      ----------      ----------      -----------



    The accompanying notes are an integral part of these financial statements

                                 WHISTLER, INC.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       Additional       Accumu-
                           Common          Stock         paid-in         lated
                           Shares         Amount         Capital        Deficit
                         ---------      ---------      ----------      ---------
Balance,
March 31, 1997               2,000      $       0      $      200      $   -200

August 25, 1997
Issued for License
Agreement                   88,000      $       1      $    8,799

January 31, 1998
Issued For Cash             84,000              1           8,399

Net loss year ended
March 31, 1998                                                            -8,800
                         ---------      ---------      ----------      ---------

Balance,
March 31, 1998             174,000      $       2      $   17,398      $  -9,000

Net loss year ended
March 31, 1999                                                                 0
                         ---------      ---------      ----------      ---------

Balance,
March 31, 1999             174,000      $       2      $   17,398      $  -9,000

October 28, 1999
Changed Par Value
From $0.00001
To $0.001                                    +172            -172

February 1, 2000
Forward Stock Split
51 for 1                 8,700,000         +8,700          -8,700

Net Loss
April 1, 1999 to
March 31, 2000                                                                 0
                         ---------      ---------      ----------      ---------

Balance,
March 31, 2000           8,874,000      $   8,874      $    8,526      $  -9,000
                         ---------      ---------      ----------      ---------


    The accompanying notes are an integral part of these financial statements

                                 WHISTLER, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS


                                  Year            Year            Year          May 31,1994
                                 Ended           Ended           Ended         (Inception)
                                Mar. 31,        Mar. 31,        Mar. 31,        to Mar. 31,
                                  2000            1999            1998            2000
                               ----------      ----------      ----------      ----------
CASH FLOWS FROM
OPERATING ACTIVITIES

     Net Loss                  $        0      $        0      $   -8,800      $   -9,000

     Adjustment to
     Reconcile net loss
     To net cash provided
     by operating
     Activities
     Issue Common Stock
     For Services                       0               0           8,800          +9,000

Changes in assets and
Liabilities                             0               0               0               0
                               ----------      ----------      ----------      ----------


NET CASH USED IN
OPERATING ACTIVITIES           $        0      $        0      $        0      $        0

CASH FLOWS FROM
INVESTING ACTIVITIES                    0               0               0               0

CASH FLOWS FROM
FINANCING ACTIVITIES

     Issuance of Common
     Stock for Cash                     0               0          +8,400          +8,400
                               ----------      ----------      ----------      ----------

Net Increase (decrease)        $        0      $        0      $   +8,400          +8,400

Cash,
Beginning of period                +8,400          +8,400               0               0
                               ----------      ----------      ----------      ----------

Cash, End of Period            $    8,400      $    8,400      $    8,400      $    8,400
                               ----------      ----------      ----------      ----------


    The accompanying notes are an integral part of these financial statements

                                 WHISTLER, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS

               MARCH 31, 2000, MARCH 31, 1999, and MARCH 31, 1998



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized MAY 31, 1994, under the laws of the State of Delaware as WHISTLER, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

                  The Company records income and expenses on the accrual method.

         Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and equivalents

                  The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

                                 WHISTLER, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

               MARCH 31, 2000, MARCH 31, 1999, and MARCH 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes

                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


         Reporting on Costs of Start-Up Activities

                  Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

         Loss Per Share

                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of March 31, 2000, the Company had no dilative common stock equivalents such as stock options.

                                 WHISTLER, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

               MARCH 31, 2000, MARCH 31, 1999, and MARCH 31, 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


         Year End

         The Company has selected March 31st as its fiscal year-end.



NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the period ended March 31, 2000, due to the net loss and no state income tax in Delaware, the state of the Company's domicile and operations. The Company's total deferred tax asset as of March 31, 2000 is as follows:

                 Net operation loss carry forward       $9,000
                 Valuation allowance                    $9,000

                 Net deferred tax asset                 $    0


         The federal net operating loss carry forward will expire between 2015 and 2018.

         This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                                 WHISTLER, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

               MARCH 31, 2000, MARCH 31, 1999, and MARCH 31, 1998

NOTE 4 - STOCKHOLDERS' EQUITY

         Common Stock

         The authorized common stock of the corporation consists of 20,000,000 shares with a par value $0.001 per share.

         Preferred Stock

         Whistler, Inc. has no preferred stock.

         On August 15, 1994, the Company issued 2,000 shares of its $0.00001 par value common stock in consideration of $0.10 per-share ($200.00) to its directors.

         On August 25, 1997 the Company issued 88,000 shares of its $0.00001 par value common stock, at $0.10 per-share ($8,800.00) to its two directors for a license agreement.

         On January 31, 1998, the Company issued 84,000 shares of its $0.00001 par value common stock for cash of $8,400.

         On October 28, 1999, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the par value from $0.00001 to $0.001.

         On February 1, 2000, the Company approved a forward stock split on the basis of 51 for 1, thus increasing the common stock from 174,000 shares 8,874,000 shares.


NOTE 5 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and/or directors have informally committed to advancing the operating costs of the Company interest free.

                                 WHISTLER, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

               MARCH 31, 2000, MARCH 31, 1999, and MARCH 31, 1998


NOTE 6 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional share of common stock.


NOTE 7 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                    PART III

                                    EXHIBITS


Exhibit 2         Plan of acquisition, reorganization or liquidation            None
Exhibit 3(i)      Articles of Incorporation                                     Included
Exhibit 3(ii)     Bylaws                                                        Included
Exhibit 4         Instruments defining the rights of holders                    None
Exhibit 9         Voting Trust Agreement                                        None
Exhibit 10        Licensing Agreement                                           Included
Exhibit 11        Statement re: computation of per share earnings               See Financial Stmts.
Exhibit 16        Letter on change of certifying accountant                     None
Exhibit 21        Subsidiaries of the registrant                                None
Exhibit 23        Consent of experts and counsel                                Included
Exhibit 24        Power of Attorney                                             None
Exhibit 27        Financial Data Schedule                                       Included


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Whistler, Inc.



Date   5/8/00                      By /S/ DANIEL STONESIFER
    ------------                      ------------------------------------------
                                      Daniel Stonesifer, President, Secretary &
                                      Director



Date   5/8/00                      By /S/ JAMES WHITLEY
    ------------                      ------------------------------------------
                                      James Whitley, Treasurer & Director

                                      -17-